

April 21, 2014

Via E-mail
Vivien Hastings
Senior Vice President and General Counsel
WCI Communities, Inc.
24301 Walden Center Drive
Bonita Springs, FL 34134

   Re: WCI Communities, Inc.
     Registration Statement on Form S-4
     Filed March 27, 2013
     File No. 333-194841

Dear Ms. Hastings:

   We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. It appears that you are relying on Note 1 to Rule 3-10(f) of Regulation S-X and that you provide the applicable representations on pages 213-214 of the prospectus. However, we are unable to locate this information in a footnote to your financial statements as required by Note 1 to Rule 3-10(f). Please advise and revise as appropriate.

Prospectus Cover Page

2. Please include the guarantees on the prospectus cover page as they constitute a separate security.

The Exchange Offer, page 137

Terms Of The Exchange Offer, Period For Tendering Old Notes, page 140

3. We note your reservation of the right to amend the terms of the exchange offer. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

4. We note you reserve the right to "delay accepting any old notes." Please disclose in what circumstances you would delay acceptance, and confirm that any delay will be consistent with Rule 14e-1(c) under the Securities Exchange Act. For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

Return of Old Notes, page 143

5. Please clarify that you will return any old notes not accepted for exchange "promptly" upon expiration or termination of the exchange offer, as required by Rule 14e-1(c). It is not sufficient to state that you will do so "as promptly as practicable."

Certain Conditions to the Exchange Offer, page 144

6. We note your statement that you may terminate or amend the exchange offer *before acceptance* of the old notes if any of the listed conditions has occurred. Please note that all offer conditions, except those related to government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before acceptance of the outstanding notes for exchange. Please revise your language accordingly.

Note Guarantees, page 151

7. We note the subsidiary guarantor release provisions on page 153, and in particular the fourth and fifth provisions in the list. Please provide us with your analysis as to how these guarantees constitute "full and unconditional" guarantees as required to rely on Rule 3-10 of Regulation S-X.

Exhibit 5.2 – Legal Opinion of Vivien N. Hastings

8. Please name counsel in the registration statement as having prepared or certified an opinion for purposes of Item 509(b) of Regulation S-K. See Section II.B.1.e. of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact David Korvin, Law Clerk at 202-551-3236 or Erin Jaskot, Staff Attorney at 202-551-3442 at with any other questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Pamela A. Long
Assistant Director

cc:     Marc Jaffe, Esq. (Via E-mail)
        Latham & Watkins LLP